UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on natural gas price for distributors

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Rio de Janeiro, April 5, 2021 – Petróleo Brasileiro S.A – Petrobras informs that as of May 1, 2021, the natural gas sale prices for distributors will increase, by 39% in R$/m3, in relation to the last quarter. Measured in US$/MMBtu, the increase will be 32%.

The variation results from the application of the supply contract formulas, which link the price to the oil price and the exchange rate. The updates of the contract prices are quarterly. For the months of May, June, and July the reference are the prices of January, February, and March. During this period, oil prices rose 38%, following the upward trend of global commodities. In addition, domestic commodity prices rose due to the devaluation of the Brazilian Real.

Petrobras' natural gas prices also include the pass-through of the costs incurred by the company to transport the energy source to the delivery point to the distributors, which are defined by tariffs regulated by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). This part of the price is updated annually in May by the IGP-M, which, for the measurement period (March 2020 to March 2021), had an increase of 31%.

Despite the increase in May, June and July throughout 2020, the natural gas prices to distributors had an accumulated reduction of 35% in reais; and 48% in dollars, due to the effect of the drop in oil prices at the beginning of the year.

Petrobras clarifies that the final price of natural gas to the consumer is determined not only by the company's sales price, but also by distributor margins (and, in the case of vehicular natural gas, by resale stations) and by federal and state taxes. In addition, the tariff approval process is carried out by the state regulatory agencies, according to specific legislation and regulations.

The sales contracts for the distributors are public and are available for consultation on the ANP website.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer